February 2, 2021
Via E-mail

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022


       Re:     Exxon Mobil Corporation
               Soliciting Materials filed February 1, 2021 pursuant to Rule
14a-12
               Filed by Engine No. 1 LLC at al.
               File No. 001-02256

Dear Mr. Klein:

       We have reviewed the above-captioned filing and have the following comment.

DFAN14A Filed February 1, 2021
General

1. We note the inclusion of materials published by third parties in your soliciting materials in reliance on Rule 14a-12(c)(2), including direct quotes indicating the
authors    view that
   Engine No. 1   s campaign can or will succeed. Please refrain from using
language forecasting
   the results of the solicitation. Alternatively, provide us with your analysis as to how Engine
   No. 1   s use of such statements in its soliciting materials is consistent with Rule 14a-9. Refer
   to Note d to Rule 14a-9.

                                              *   *   *

       Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions